From:	Riemer, Keri <riemer@sewkis.com>
Sent:	Thursday, January 03, 2013 5:26 PM
To:	Rupert, Kevin C.; Browning, Kimberly A.
Cc:	cguptill@broadmarkasset.com; Miller, Paul
Subject:	Broadmark Funds - Prospectus
Attachments:	Broadmark Funds Prospectus (December 2012)_v9.DOC

Attached is the draft Prospectus, revised to reflect the responses addressed during our call this morning and in our previous letter of today.

Thank you.

Keri E. Riemer, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
Tel: 212.574.1598

Keri Riemer

Tel: (212) 574-1598
Email: riemer@sewkis.com

SEWARD & KISSEL LLP
One Battery Park Plaza
New York, NY 10004
Fax: (212) 480-8421
Web: www.sewkis.com

From: Barcia, Kimberly
To: Riemer, Keri
Sent: Thu Jan 03 17:24:24 2013
Subject:

BROADMARK TACTICAL PLUS FUND

A series of

BROADMARK FUNDS

Investor Class (Ticker: BTPNX)   Institutional Class (Ticker: BTPIX)

PROSPECTUS

January __, 2013

This prospectus contains information about the **Broadmark Tactical Plus Fund** that you should know before investing. You should read this prospectus carefully before you invest or send money, and keep it for future reference. For questions or for Shareholder Services, please call (877) 742-8061.

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

TABLE OF CONTENTS

SUMMARY

Investment Objective

The Broadmark Tactical Plus Fund (the "Fund") seeks to produce, in any market environment, above-average risk-adjusted returns and less downside volatility than the S&P 500 Index.

Fees and Expenses of the Fund

The following table describes the fees and expenses you may pay if you buy and hold Investor Class or Institutional Class shares of the Fund.

Shareholder Fees
(fees paid directly from your investment)

Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Maximum Deferred Sales Charge (Load) (as a percentage of offering price)	None
Redemption Fee (as a percentage of amount redeemed)	None
Exchange Fee	None

Annual Fund Operating Expenses
(expenses that you pay each year as a percentage of the value of your investment)

	Investor Class	Institutional Class
Management Fees	1.15%	1.15%
Distribution (12b-1) Fees	0.25%	0.00%
Shareholder Service Fees	0.15%	0.05%
Other Expenses[1]	1.30%	1.28%
Total Annual Fund Operating Expenses	2.85%	2.48%
Fee Waiver and/or Expense Reimbursement[2]	(1.01)%	(0.99)%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement	1.84%	1.49%

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[1] Other Expenses are estimated amounts for the current fiscal year of the Fund and are based on Fund assets of $25 million.

[2] The Fund's investment adviser, Broadmark Asset Management LLC (the "Adviser"), has agreed, pursuant to a written expense limitation agreement (the "Expense Limitation Agreement"), for an initial two-year term, to reduce its investment management fees and/or reimburse other expenses of the Fund to the extent necessary to limit the current operating expenses (exclusive of brokerage costs, interest, taxes, dividends, any acquired funds fees and expenses and any extraordinary expenses, such as litigation or indemnification costs) of each class of shares of the Fund to an annual rate (as a percentage of the Fund's average daily net assets) of 1.84% for Investor Class shares and 1.49% for Institutional Class shares. The Expense Limitation Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees (the "Board of Trustees" or the "Trustees") of Broadmark Funds (the

"Trust"), on behalf of the Fund, upon 60 days' written notice to the Adviser. The Expense Limitation Agreement may not be terminated by the Adviser during the initial term of the agreement.

Example. This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same, except that the Expense Limitation Agreement will remain in effect only for an initial two-year term, so the Fund's expenses thereafter will be higher. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

	1 Year	3 Years
Investor Class	$187	$883
Institutional Class	$152	$773

Portfolio Turnover

The Fund pays transaction costs, such as commissions, when it buys and sells certain securities (or "turns over" its portfolio). A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account. These costs, if any, which are not reflected in annual fund operating expenses or in the Example, affect the Fund's performance.

Principal Investment Strategies

The Fund seeks to achieve its investment objective by investing primarily in a diversified portfolio of instruments that provide exposure to U.S. and non-U.S. equity securities. These instruments generally include futures and options on securities, securities indices and shares of exchange-traded funds ("ETFs"). The Fund may also invest in equity securities (such as common stocks, preferred stocks and shares of investment companies, including ETFs) of U.S. and non-U.S. issuers in any industry sector and in all market capitalization ranges, including small capitalization stocks, without limitation.

The Fund may hold a substantial portion of its assets in cash and cash equivalents, including money market instruments, commercial paper and short-term securities issued by U.S. and non-U.S. issuers, and in fixed-income instruments of U.S. and non-U.S. issuers that are of investment grade and of any maturity. Such fixed-income instruments include corporate bonds, government securities, and bank debt. The Fund may also invest in futures and options on fixed-income instruments, such as futures on government securities.

The Adviser's investment approach for managing the Fund's assets focuses on identifying securities and other instruments that the Adviser believes are undervalued, or overvalued, relative to their intrinsic values, and that offer the greatest risk-adjusted potential for returns. In evaluating whether a particular market, sector or industry is undervalued or overvalued, the Adviser considers a variety of factors, including valuation and monetary conditions, investor sentiment and returns over a calendar year or other time period. The Adviser seeks to invest in futures, options and options on futures on indices, equity securities and other instruments in sectors and industries or groups of industries that the Adviser believes are attractive on a relative basis. Consistent with this approach, the Adviser may also sell short options and futures on indices, equity securities and other instruments that it believes are less attractive on a relative basis.

The Fund may also enter into forward foreign currency exchange contracts. For hedging and non-hedging (speculative) purposes, the Fund may also invest in options on foreign currencies, foreign currency futures and options and foreign currency exchange-related securities like foreign currency warrants and other instruments linked to foreign currency exchange rates. The Fund may write (sell) covered and uncovered put and call options, and may purchase put and call options, on securities, securities indices, shares of ETFs and other instruments. In addition, for purposes of adjusting risk and return of its investment positions, the Fund may purchase or write a combination of options (*i.e.*, simultaneously writing call options and purchasing put options).

In addition to purchasing, or taking "long" positions in equity securities, the Fund may employ both leveraged investment techniques (*e.g.*, investments in futures and options) as well as short positions on target securities which allow the Fund a net exposure which can range from 200% net long to 100% net short in its portfolio. For example, if the Fund invests 130% of its net assets in long positions and 30% of its net assets in short positions, the Fund is a "100% net long." When the Fund's outstanding short positions equal its net assets, the Fund is "100% net short." The Fund may employ short positions independently of (and without regard to) its existing long positions and such short positions may not offset, or correlate directly to, long positions.

The percentage of the Fund's assets held in cash and cash equivalents will fluctuate depending on various factors, including the Adviser's current assessment of markets, valuation and monetary conditions, investor sentiment, risks and other investment factors, the Fund's current requirements for liquidity, and the Fund's need to satisfy margin requirements with respect to its use of derivative instruments.

Principal Risks

You could lose money by investing in the Fund. The Fund's shares, like other mutual fund shares, are not deposits or obligations of, or guaranteed or endorsed by, any bank, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board, or any other agency of the U.S. government. There can be no assurance that the Fund will achieve its investment objective. The principal risks of investing in the Fund, any one of which could adversely affect the Fund's net asset value ("NAV") and total return, are set forth below.

Market Risk. The value of securities and other financial instruments may rise or decline due to daily fluctuations in the markets for securities and other financial instruments. Prices of stocks and other instruments change daily as a result of many factors, including developments affecting the condition of individual companies, the sector or industries in which they operate, and the market in general. The price of a security or other instrument may even be affected by factors unrelated to the value or condition of its issuer, such as changes in interest rates, national and international economic and/or political conditions and general market conditions. In declining markets, security prices for all companies or issuers may decline regardless of their long-term prospects, and the Fund's performance per share will change daily in response to such factors. To the extent that the Fund sells securities short, or engages in a short position, such positions may be affected adversely when prices increase. In addition, simultaneous adverse changes in uncorrelated short and long positions of the Fund increase volatility and the risk of loss to the Fund and its shareholders.

Exchange-Traded Fund Risk. Because the Fund invests in ETFs and in options on ETFs, the Fund is exposed to the risks associated with the securities and other investments held by such ETFs. The value of any investment in an ETF will fluctuate according to the performance of that ETF. In addition, the Fund will indirectly bear a proportionate share of expenses, including any management fees, paid by each ETF in which the Fund invests. Such expenses are in addition to the operating expenses of the Fund, which are borne directly by shareholders of the Fund. Further, individual shares of an ETF may be purchased and sold only on a national securities exchange through a broker-dealer. The price of such shares is based on market price, and because ETF shares trade at market prices rather than NAV, shares may trade at a price greater than NAV (a premium) or less than NAV (a discount). The market price of an ETF's shares, like the price of any exchange-traded security, includes a "bid-ask spread" charged by the exchange specialists, market makers or other participants that trade the particular security. The bid-ask spread often increases significantly during times of market disruption, which means that, to the extent that the Fund invests directly in an ETF, the shares of that ETF may trade at a greater discount at a time when the Fund wishes to sell its shares.

Many ETFs have obtained exemptive relief from the SEC permitting unaffiliated funds to invest in shares of the ETF beyond the limitations imposed by the 1940 Act, subject to certain conditions. The Fund may rely on these exemptive orders to invest in unaffiliated ETFs, and the risks described above may be greater than if the Fund limited its investment in an ETF in accordance with the limitations imposed by the 1940 Act.

Derivative Risk. Investing in derivatives, including futures contracts, options contracts, options on futures contracts, forward currency contracts and swap agreements, involves the risk of sustaining large and sudden losses. The Fund's use of derivatives may reduce the Fund's returns and/or increase its volatility, and fluctuations in the value of a derivative may not correlate perfectly with the overall securities markets. Derivatives are subject to counterparty risk, which is the risk that the other party to the derivative transaction will default on its contractual obligations. Derivatives are also subject to the risk of greater sensitivity to interest rate changes and market price fluctuations than other securities. In addition, it is possible that a liquid secondary market for derivatives will not exist when the Fund seeks to sell or otherwise close a derivatives position, which could subject the Fund to losses. Losses related to derivatives positions may also result from unanticipated market movements. Such losses are potentially unlimited. The Adviser may not be able to predict correctly the direction of securities prices, interest rates and other economic factors, which could cause the Fund's derivatives positions to lose value.

The Fund may enter into futures contracts and related options and other commodity interest transactions as permitted under rules promulgated by the Commodity Futures Trading Commission ("CFTC"). The Fund has claimed exclusion under CFTC Rule 4.5 from the definition of the term "commodity pool operator" adopted by the CFTC and the National Futures Association, which regulate trading in the futures markets. Currently, the Fund is not subject to commodity pool operator registration and regulation under the Commodity Exchange Act. If it were no longer eligible for the Rule 4.5 exclusion, the Fund could be required to register with the CFTC and be subject to CFTC rules and regulations. Such registration and regulation could potentially limit or restrict the Fund's ability to pursue its investment strategies and/or increase the costs of implementing its strategies.

Short Sale and Short Positions Risk. Selling short securities or engaging in short positions involves unlimited risk, including the possibility that losses to the Fund may exceed the original amount it invested. The Fund may be unable to close out a short position at an opportune time or at an attractive price. Because the Fund must borrow securities to engage in a short sale, the Fund must deliver the securities promptly, either by borrowing from another lender or buying the securities in the open market, if the lender demands that the securities be returned. Because short selling involves leverage, adverse changes in the value of securities sold short could result in losses greater than the proceeds obtained by the Fund in the short sale. In addition, simultaneous adverse changes in uncorrelated short and long positions of the Fund increase volatility and the risk of loss to the Fund and its shareholders.

Borrowing and Leverage Risk. Because borrowing for investment purposes creates leverage, the effect of any increase or decrease in the market price of securities or other financial instruments held in the Fund's portfolio will be exaggerated with respect to the NAV of the Fund. This, in turn, may cause greater volatility. To the extent that the Fund borrows money, the borrowed amounts will be subject to interest and other costs, such as commitment fees and/or the cost of maintaining minimum average balances. These costs may exceed gain on the instruments purchased with the borrowed funds and reduce the Fund's total return. Using leverage will adversely affect the Fund's performance unless the income and capital appreciation, if any, on the instruments acquired with borrowed funds exceed the borrowing costs.

Hedging Risk. Although hedging activities are generally engaged in to help offset negative movements with respect to an investment, such activities will not always be successful. Moreover, hedging may cause the Fund to lose money and may reduce the opportunity for gain.

Equity Securities Risk. Investing in equity securities includes the risk that the securities selected for investment will not perform as anticipated, and the risk that the markets or sectors in which the Fund invests may experience periods of turbulence and instability. In addition, investing in equities involves the risk that domestic and global economies typically face periods of decline and cyclical change. Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Certain types of equity securities, such as warrants, may be attached to or acquired in connection with debt securities. Preferred stocks pay dividends at a specified rate and have precedence over common stock as to the payment of dividends. In addition, the value of equity securities may be adversely affected by accounting irregularities, actual or perceived weaknesses in corporate governance practices of a company's board or management, changes in company management and, with respect to preferred stocks, fluctuations in response to changes in interest rates and the creditworthiness of the issuer.

Debt Securities Risk. The debt securities in which the Fund may invest are subject to a variety of risks, including credit risk, interest rate risk, market risk, prepayment risk and extension risk. In addition, these securities are also subject to the risks associated with changes in investor demand and any weakening of a debt security issuer's financial condition. Certain debt securities may suffer a substantial decline in credit quality and market value if the issuer restructures.

Credit Risk. Credit risk involves the risk that an issuer of debt securities may fail to make timely payments of interest or principal, or that a counterparty to a derivative transaction may default on its obligation under the contract. In addition, any change in the financial strength of an issuer or in the rating of a security may affect the security's value. An issuer's credit quality depends on its ability to pay interest on and repay its debt and other obligations. Defaulted securities (or those expected to default) are subject to the risk that such securities may become subject to a plan or reorganization that can diminish or eliminate their value.

Interest Rate Risk. Interest rate risk involves the risk that the value of a security will decline because of a change in general interest rates. Investments subject to interest rate risk will usually decrease in value when interest rates rise and rise in value when interest rates decline. Also, securities with long maturities typically experience a more pronounced change in value when interest rates change.

Prepayment Risk. Prepayment risk is the risk that certain debt securities with high interest rates will be prepaid by the issuer before they mature. When interest rates fall, certain obligations will be paid off by the obligor more quickly than originally anticipated, and an investor may have to invest the proceeds in securities with lower yields. In periods of falling interest rates, the rate of prepayments tends to increase (as does price fluctuation) as borrowers are motivated to pay off debt and refinance at new lower rates. During such periods, reinvestment of the prepayment proceeds by the management team will generally be at lower rates of return than the return on the assets that were prepaid. Prepayment reduces the yield to maturity and the average life of the security.

Extension Risk. Extension risk is the risk that, when interest rates rise, certain obligations will be paid off by the issuer more slowly than anticipated, causing the value of these securities to fall. When interest rates rise, certain obligations will be paid off by the obligor more slowly than anticipated, causing the value of these securities to fall. Rising interest rates tend to extend the duration of securities, making them more sensitive to changes in interest rates. The value of longer-term securities generally changes more in response to changes in interest rates than shorter-term securities. As a result, in a period of rising interest rates, securities may exhibit additional volatility and may lose value.

Volatility and Creditworthiness Risk. The recent downgrade of the U.S. credit rating may adversely affect Fund performance. In August 2011, Standard & Poor's Rating Services ("S&P") downgraded the U.S. government's credit rating from AAA to AA+, and this unprecedented downgrade could lead to subsequent downgrades by S&P or downgrades by other credit rating agencies. These developments, and the government's credit concerns in general, could cause an increase in interest rates and borrowing costs, which may negatively impact both the perception of credit risk associated with the debt securities issued by the U.S. and the country's ability to access the debt markets on favorable terms. In addition, a decreased credit rating could create broader financial turmoil and uncertainty, which may negatively affect the value of Fund shares or the Fund's performance.

Non-U.S. Securities and Emerging Market Securities Risk. The Fund may invest directly in foreign (non-U.S.) securities, including securities of issuers located in countries with emerging markets, and may invest in securities with exposure to the returns of an international market. The Fund may also invest in depository receipts and similar equity securities, corporate debt securities and short-term debt obligations of foreign governments, and other foreign money market instruments. An issuer of a security generally will be considered to be located in a particular country if it meets one or more of the following criteria: (i) the issuer is organized under the laws of, or maintains its principal place of business in, the country; (ii) during the issuer's most recent fiscal year, it derived at least 50% of its revenues or profits from goods or services produced or sold, investments made or services performed in the country; or (iii) the issuer has at least 50% of its assets in the country. To the extent that the Fund invests in securities issued by foreign companies, it will be subject to the risks associated with changes in currency rates and exchange control regulations, limited or no uniformity in accounting, auditing, and financial reporting standards pertaining to issuers and foreign service providers, the effect of foreign withholding taxes on dividends and interest (which may reduce the net return to Fund shareholders), the risk of currency value fluctuation, the risk of possible expropriation or confiscation and the risk of political or social instability, each of which could negatively affect the Fund. Investing in foreign securities in countries with newly organized or less developed securities markets typically involves greater risk than investing in securities of issuers in developed countries. Economic structures in emerging market countries are generally less diverse and established than those in developed countries. Investments in such countries may be adversely affected by, among other risks, government restrictions on foreign investment, sudden and substantial price declines, potentially smaller securities markets and lower trading volumes, which may cause relative illiquidity and greater volatility than investments in developed countries.

Recent Market Events. In response to recent instability in U.S. and foreign economic and credit markets, the U.S. government, foreign governments and certain domestic and foreign banks have taken steps designed to stabilize credit markets, increase consumer confidence and spur economic growth, including by injecting liquidity into the markets. The effect of these efforts is not yet known. Withdrawal of this support, or other policy changes by governments or central banks, could negatively affect the value and liquidity of certain securities. Adverse financial market conditions have resulted in calls for increased regulation and the need for many financial institutions to seek government assistance. As a result, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") was enacted in the U.S., reflecting a significant revision of the U.S. financial regulatory framework. The Dodd-Frank Act addresses a variety of topics, including, among others, a reorganization of federal financial regulators; new rules for trading in derivatives; the registration and additional regulation of investment advisers to private funds; and new federal requirements for residential mortgage loans. Securities in which the Fund invests, or the issuers of such securities, may be impacted by the Dodd-Frank Act and any related or additional legislation or regulation in unforeseeable ways. The ultimate effect of the Dodd-Frank Act and any related or additional legislation or regulation is still unknown.

Cash and Cash Equivalents Risk. It is part of the Fund's investment strategy to, at times, hold a substantial portion of its assets in cash and/or cash equivalents. Under certain market conditions, such as during a rising stock market, this strategy could have a negative effect on the Fund's ability to achieve its investment objective.

New Fund Risk. The Fund is newly organized and has no operating history. The Fund may not be successful in implementing its investment strategy or may fail to attract sufficient assets under management to realize economies of scale, any of which could result in the Fund being liquidated at any time without shareholder approval and at a time that may not be favorable for all shareholders.

Performance Information

No performance information is available for the Fund because it has not yet been in operation for a full calendar year. The Fund intends to compare its performance against the S&P 500 Index.

Management of the Fund's Portfolio

Broadmark Asset Management LLC serves as investment adviser to the Fund.

Christopher J. Guptill, Chief Executive Officer and Chief Investment Officer of the Adviser, is the portfolio manager of the Fund.

Purchase and Sale of Fund Shares

Shareholders may purchase or redeem shares directly from the Fund on any business day (normally any day when the New York Stock Exchange (the "NYSE") is open) by contacting the Fund by telephone at (877) 742-8061 or in writing at: Broadmark Tactical Plus Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, Ohio 45246-0707.

The Fund has authorized certain broker-dealers and other financial intermediaries to accept purchase and redemption orders on the Fund's behalf. Investors who wish to purchase or redeem Fund shares through a financial intermediary should contact the intermediary directly.

The minimum initial investment is $4,000 for Investor Class shares and $100,000 for Institutional Class shares, and the minimum subsequent investment for Investor Class Shares is $100. There is no minimum subsequent investment amount for Institutional Class shares. Exceptions to these minimum amounts may apply for certain investors, and the minimum amounts may otherwise be waived or reduced by the Adviser.

Tax Information

The Fund's distributions to its shareholders will generally be taxed as ordinary income or capital gains, unless a shareholder has invested through a tax deferred arrangement, such as a 401(k) plan, 403(b) plan or an individual retirement account ("IRA"). Distributions on investments made through tax deferred vehicles, such as 401(k) plans, 403(b) plans or IRAs, may be taxed later upon withdrawal of assets from those accounts.

Payments to Financial Intermediaries

If you purchase shares of the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and/or its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's website for more information.

ADDITIONAL INFORMATION ABOUT THE FUND'S PRINCIPAL INVESTMENT STRATEGIES AND RISKS AND NON-PRINCIPAL INVESTMENT STRATEGIES AND RELATED RISK ~~FACTORS~~

Additional Information about Certain of the Fund's Principal Investment Strategies, Investments and Risks

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General. Through direct investments, and through use of investment instruments, the Fund's portfolio will be exposed to a variety of equities (such as securities issued by U.S. and non-U.S. companies, including common stocks, preferred stocks and shares in other investment

companies, including ETFs) and debt securities (such as corporate bonds, bank debt and government debt securities issued by U.S. and non-U.S. issuers). _Such investments may be made without regard to industry sector or market capitalization. The Adviser will also invest Fund assets in derivatives to gain exposure to these securities. In addition, the Adviser may invest Fund assets in derivative, cash management and other investment instruments to help manage interest rate exposure, hedge the risks of existing positions and protect Fund assets, enhance returns and for temporary cash management or investment transition purposes. ~~The principal risks associated with the Fund's principal investment strategies are described above. Additional information about the Fund's investment practices, the types of securities in which the Fund may invest and the related risk factors is set forth below.~~

Derivative Instruments. The Fund may use derivative instruments as part of its principal investment strategy and/or for risk management purposes. A derivative is a financial contract, the value of which is derived from or dependent on the value of an underlying asset, reference rate or index. The Fund may invest in futures, options, options on futures, forward currency contracts, swap agreements and similar instruments. The Fund will cover its derivative obligations by segregating liquid assets or covering it obligation with an offsetting position, as determined by the Adviser, in accordance with procedures approved by the Board of Trustees.

- *Options and Options on Futures*. An option is an agreement that, for a premium payment or fee, gives the option holder (the buyer) the right but not the obligation to buy (a "call option") or sell (a "put option") the underlying asset (or settle for cash an amount based on an underlying asset, rate or index) at a specified price (the exercise price) during a period of time or on a specified date. Investments in options are considered speculative. The Fund may buy and write (sell) covered and uncovered put and call options on futures contracts and securities that are traded on U.S. and foreign securities exchanges and in over-the-counter markets. With respect to its investments in options on securities, the Fund may write and buy options on the same types of securities or instruments that the Fund may purchase directly. It may also utilize options contracts that can be exercised at any time between the time of purchase and the expiration date and options contracts that can be exercised only on the expiration date. With respect to the Fund's use of put and call options on futures contracts, the Fund is given the right (but not the obligation) to buy or sell a futures contract at a specified price on or before a specified date. With all options transactions, securities will be segregated to cover applicable margin or segregation requirements on the contracts. Depending on the pricing of the option compared to either the price of the security or futures contract upon which it is based, ownership of the option may or may not be less risky than ownership of the security, futures contract or underlying instrument.

- *Futures*. Futures contracts obligate one party to sell, and obligate another party to purchase, a specified asset at a specified price and at a specified time. The buyer or seller of a futures contract is not required to deliver or pay for the underlying instrument unless the contract is held until the delivery date. However, both the buyer and seller are required to deposit "initial margin" when the contract is entered into. Initial margin deposits are equal to a percentage of the contract's value, as set by the exchange on which the contract is traded, and will be maintained in cash or certain other liquid assets held by the Fund.

11

- *Swaps.* Swaps are two-party contracts entered into primarily by institutional investors for periods ranging from a few weeks to more than a year. In a standard swap transaction, two parties agree to exchange returns (or differentials in rates of return) earned or realized on particular predetermined investments or instruments, which may be adjusted for an interest factor. The gross returns to be exchanged or swapped between the parties are generally calculated with respect to a "notional amount" (*i.e.*, a return on or increase in value of a particular dollar amount invested at a particular interest rate, in a particular foreign currency or in a "basket" of securities representing a particular index). The Fund may enter into interest rate, index, equity, currency exchange rate, total return, commodity and credit default swap agreements as well as purchase and sell options to enter into such swap agreements, for hedging and non-hedging (speculative) purposes.

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As described above, the Fund's use of derivatives may involve risks that are different from, or possibly greater than, the risks associated with investing directly in securities. The prices of derivatives are volatile and are influenced by a variety of factors, including actual and anticipated changes in interest rates, fiscal and monetary policies and national and international political events. Derivative prices can diverge from the prices of their underlying instruments for a variety of reasons, including current and anticipated short-term interest rates, changes in volatility of the underlying instrument, the time remaining until expiration of the contract; and daily fluctuations in market liquidity. Derivatives may become illiquid under various market conditions, including a suspension of trading by an exchange, unusual or unforeseen circumstances that interrupt normal exchange operations, equipment failures, government intervention or brokerage firm insolvencies. Moreover, numerous broker-dealers and other financial institutions have recently experienced extreme financial difficulty and instability, sometimes resulting in bankruptcy. Although the Adviser monitors the creditworthiness of the Fund's derivative counterparties, there can be no assurance that the Fund's derivative counterparties will not experience similar financial difficulties, possibly resulting in losses to the Fund. Additional risks of investing in derivatives include the risk of counterparty default, the risk that the transactions may result in losses that offset gains in portfolio positions and the risk that derivatives contain "inherent" leverage, because they may give rise to an obligation on the part of the investor for future payments or liabilities that are greater than the initial margin or premiums required to establish such positions.

Debt Securities. The Fund may invest debt securities of U.S. and non-U.S. issuers that are of investment grade quality (those rated in the top four categories by S&P, Moody's Investor Service ("Moody's") or another nationally recognized statistical rating organization ("NRSRO")) and of any maturity. Such debt securities include corporate bonds (including convertible bonds), money market securities, bank debt, government and agency debt securities, mortgage-backed and other asset-backed securities, short-term debt obligations of foreign governments and foreign money market instruments. Issuers of debt securities typically pay fixed, variable or floating rates of interest, and must repay the borrowed amount upon maturity. Although the Fund may invest in such securities regardless of the maturity, the Fund's investments in short-term debt obligations of foreign governments will generally have a maturity of no more than six months.

The Fund's investments in debt securities are subject to a variety of risks, including interest rate risk, credit risk, prepayment risk, extension risk, liquidity risk and bank debt risk. Interest rate risk is the risk that a security's value will decline because of a change in interest rates, with the value of an investment typically decreasing when interest rates rise. In addition, the values of

securities with long maturities tend to be subject to more pronounced changes when interest rates change. The risk of investing in bank debt involves credit risk, interest rate risk, liquidity risk, and the risk that any loan collateral may become impaired or the Fund will receive less than the full value of the loan interests when sold.

Rating agencies may periodically change the rating assigned to a particular security. If a debt security satisfies the Fund's minimum rating requirement or, if unrated, such security is of at least equivalent investment quality as determined by the Adviser when purchased, a subsequent downgrade does not require the sale of the security, but the Adviser will consider which action is in the best interest of the Fund and its shareholders, including the sale of the security. Using credit agencies to evaluate a fixed-income security involves some risk, as such agencies may, among other things, have conflicts of interest with respect to certain issuers for which they have provided a rating or fail to change credit ratings in a timely fashion to reflect events that have occurred since a security was most recently rated. The Adviser may or may not rely solely on ratings issued by S&P, Moody's or another NRSRO, and may utilize these ratings in conjunction with the Adviser's own independent and ongoing credit analysis.

Information about the Fund's Non-Principal Investment Strategies, Investments and Risks

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Depositary Receipts. Depositary receipts, which are securities issued by banks and other financial institutions representing interests in the stocks of foreign companies, include American Depositary Receipts ("ADRs"), European Depositary Receipts, Global Depositary Receipts, Russian Depositary Certificates, Philippine Depositary Receipts, and Brazilian Depositary Receipts. The Fund may invest in sponsored or unsponsored depositary receipts. Depository receipts may not be denominated in the same currency as the underlying securities into which they may be converted, and the issuers of the stock of unsponsored depository receipts are not obligated to disclose material information in the U.S. As a result, there may not be a correlation between such information and the market value of the depository receipts.

~~**Equity Securities and**~~ **Convertible Securities**. Equity securities, such as common stock and preferred stock, represent an ownership interest, or the right to acquire an ownership interest, in an issuer. ~~Different types of equity securities provide different voting and dividend rights and priority in the event of the bankruptcy of the issuer. Certain types of equity securities, such as warrants, may be attached to or acquired in connection with debt securities. Preferred stocks pay dividends at a specified rate and have precedence over common stock as to the payment of dividends.~~ Convertible securities are generally preferred stocks and other securities, including certain fixed-income securities and warrants, that are convertible into or exercisable for common stock at a stated price. The price of a convertible security will normally vary in some proportion to changes in the price of the underlying common stock because of this conversion or exercise feature. However, the value of a convertible security may not increase or decrease as rapidly as the underlying common stock. ~~Equity securities are subject to market risk and sector risk. In addition, the value of equity securities may be adversely affected by accounting irregularities, actual or perceived weaknesses in corporate governance practices of a company's board or management, changes in company management and, with respect to preferred stocks, fluctuations in response to changes in interest rates and the creditworthiness of the issuer.~~

Small-Cap and Mid-Cap Securities Risk. The Fund may invest in equity securities without regard to capitalization. Investing in securities of small-cap and mid-cap companies involves greater volatility than investing in larger and more established companies. Small-cap and mid-cap companies can be subject to more abrupt or erratic share price changes than larger, more

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established companies. Securities of small-cap and mid-cap companies have limited market liquidity, and their prices may be more volatile.

Management. The Fund is actively managed and could experience losses if the Adviser's judgment about markets, interest rates or particular investments proves to be incorrect. There can be no guarantee that the Adviser's investment decisions will produce the desired results. Additionally, the Adviser may be limited by legislative, regulatory, or tax developments in connection with its management of the Fund.

Political/Economic Risk. Changes in economic and tax policies, high inflation rates, government instability, war or other political or economic actions or factors may have an adverse effect on the Fund's investments.

Tax-Related Risks. To qualify for favorable tax treatment as a regulated investment company, certain requirements under the Internal Revenue Code of 1986 (the "Code"), including asset diversification and income requirements, must be met. If the Fund were to fail to qualify as a regulated investment company under the Code, the Fund would be liable for federal, and possibly state, corporate taxes on its taxable income and gains. The federal income tax treatment of some of the securities in which the Fund may invest may not be clear or may be subject to recharacterization by the Internal Revenue Service ("IRS"). It could be more difficult to comply with the tax requirements applicable to regulated investment companies if the tax characterization of investments or the tax treatment of the income from such investments were successfully challenged by the IRS. Any such failure to comply with the rules applicable to regulated investment companies could make it more difficult for the Fund to comply with such rules.

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MANAGEMENT OF THE FUND

Investment Adviser

Broadmark Asset Management LLC, the Adviser, is located at 12 East 52nd Street, 3rd Floor, New York, New York 10022 and has an office at 300 Drake's Landing Road, Greenbrae, CA 94904. The Adviser, which registered as an investment adviser with the Securities and Exchange Commission (the "SEC") in September 2000, provides investment advisory services on a discretionary basis to separately managed accounts, other registered investment companies, asset management firms and pooled investment vehicles intended for sophisticated investors and institutional investors. As of December 1, 2012, the Adviser had approximately $1.9 billion in assets under management.

Pursuant to an investment management agreement between the Fund and the Adviser (the "Investment Management Agreement"), and subject to the general oversight of the Board of Trustees, the Adviser is responsible for, among other things, furnishing the Fund with advice and recommendations with respect to the investment of Fund assets and the purchase and sale of portfolio securities for the Fund, and providing certain operating and administrative services to the Fund. The Adviser is entitled to receive from the Fund an investment management fee at an annual rate of 1.15% of the average daily net assets of the Fund.

A discussion regarding the Trustees' basis for approving the Investment Management Agreement can be found, once available, in the Fund's semi-annual report to shareholders for the period

ending June 30, 2013. When available, you may obtain a copy of the semi-annual report, free of charge, by contacting the Fund by telephone at (877) 742-8061 or in writing at: Broadmark Tactical Plus Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, Ohio 45246-0707.

Portfolio Manager

The portfolio manager of the Fund is Christopher J. Guptill. Mr. Guptill is Chief Executive Officer and has been Chief Investment Officer of the Adviser since its inception in 1999. Mr. Guptill has over 30 years of investment experience. He holds a BA in economics from California State University, Chico.

The Fund's Statement of Additional Information (the "SAI") provides information about the portfolio manager's compensation, other accounts managed by the portfolio manager, and the portfolio manager's ownership of Fund shares.

The Adviser's Prior Performance

The Fund has no performance history. The performance information shown below is the performance of a comparable mutual fund ("Comparable Fund") for which the Adviser previously served as sub-adviser and Mr. Guptill previously served as portfolio manager. In its capacity, the Adviser maintained full discretionary authority over the selection of investments for the Comparable Fund. Mr. Guptill, portfolio manager of the Fund, was solely responsible for the performance of the Comparable Fund for the periods shown. During such period, December 31, 2010 through October 31, 2012, the Comparable Fund was managed with an investment objective and investment policies and strategies substantially similar to those of the Fund.

The Comparable Fund is a separate fund, and the performance of the Comparable Fund shown below is provided to illustrate the past performance of a substantially similar mutual fund managed by the Adviser and the portfolio manager as measured against a broad-based market index, the S&P 500 Index. The performance information of the Comparable Fund has not been adjusted to reflect the expenses of the Fund, which are lower than the expenses of the Comparable Fund during the period shown. The expense ratio of each class of the Comparable Fund as of October 31, 2012 is shown below.

The following is NOT the Fund's performance or indicative of the Fund's future performance.


Total Returns of Comparable Fund
(for the periods shown)


	Period Return				Average Annual Return
	3 Month Period (through 10/31/12)	**Year-to-Date (through 10/31/12)**	**One-Year Period (through 10/31/12)**	**Calendar Year 2011**	**Since Inception (12/31/10) through 10/31/12**
Investor Class	4.15%	9.57%	4.81%	(3.65)%	3.00%
Institutional	4.25%	9.86%	5.19%	(3.29)%	3.36%

Class					
S&P 500 Index+	2.96%	14.29%	15.21%	2.11%	8.79%

+ The S&P 500® Index is an unmanaged index and is widely regarded as the standard for measuring large-cap U.S. stock-market performance. Index results assume the reinvestment of all capital gain and dividend distributions. An investment cannot be made directly into an index.

**Comparable Fund Class Inception Dates and
Expense Ratios**

Share Class	Inception Date	Gross Expense Ratio*	Net Expense Ratio*
Investor	12/31/2010	2.75%	2.34%
Institutional	12/31/2010	2.40%	1.99%

* As of October 31, 2012

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The performance information shown above for the Comparable Fund does not reflect the Adviser's agreement with the Fund to waive its investment management fees or otherwise reimburse certain Fund operating expenses for the initial two-year term of the Investment Management Agreement to limit total Fund operating expenses (excluding brokerage costs, interest, taxes, dividends, acquired fund fees and expenses, and extraordinary expenses) of the Investor Class and the Institutional Class to an annual rate (as a percentage of the Fund's or Class's average daily net assets) of 1.84% and 1.49%, respectively.

Board of Trustees

The Fund is a series of the Trust, an open-end management investment company that was organized as a Delaware statutory trust on November 5, 2012. Each series of the Trust is authorized to offer multiple classes of shares. The Trustees oversee the operations of the Fund and are responsible for the overall management of the Fund's business affairs.

Distributor

Foreside Fund Services, LLC (the "Distributor") distributes the shares of the Fund pursuant to a Distribution Agreement with the Fund. The Distributor offers shares on a continuous, best-efforts basis. The Distributor may enter into arrangements with banks, broker-dealers and other financial intermediaries through which investors may purchase or redeem shares. The Distributor is not affiliated with the Adviser or any other service provider to the Fund.

VALUATION OF SHARES

The price at which shares are purchased or redeemed is based on the Fund's NAV next calculated after an order is received by the Fund, provided the order is received in Proper Form (defined below). The Fund's NAV per share is calculated by dividing the value of the Fund's total assets, less liabilities (including Fund expenses, which are accrued daily), by the total number of outstanding Fund shares. The NAV per share of the Fund is calculated at the close of regular trading on the NYSE (normally 4:00 p.m. Eastern Time) on business days that the NYSE is open for business.

The pricing and valuation of portfolio securities is determined in accordance with procedures approved by, and under the direction of, the Board of Trustees. The following is a brief description of the Fund's pricing policies with respect to certain securities and financial instruments:

- A security listed on an exchange or quoted on a national market system is valued at the last sale price or, if it was not traded during the day, at the most recent bid price. Securities traded only on over-the-counter markets are valued at the last sale price on days when the security is traded; otherwise, they are valued at closing over-the-counter bid prices. If a security is traded on more than one exchange, it is valued at the last sale price on the exchange where it is principally traded.

- Options on securities and options on indexes listed on an exchange are valued at the mean of the closing bid and ask price on the exchange on which they are traded on the day of valuation. Certain investments, including options, may trade in the over-the-counter market and generally will be valued based on quotes received from a third-party pricing service or one or more dealers that make markets in such securities, or at fair value, as discussed below.

- Futures, options on futures and swap contracts that are listed or traded on a national securities exchange, commodities exchange, contract market or over-the-counter market and that are freely transferable will be valued at their closing settlement price on the exchange on which they are primarily traded or based upon the current settlement price for a like instrument acquired on the day on which the option is being valued. A settlement price may not be used if the market makes a limit move with respect to a particular commodity. Over-the-counter futures, options on futures and swap contracts for which market quotations are readily available will be valued based on quotes received from third party pricing services or one or more dealers that make markets in such securities. If quotes are not available from a third party pricing service or one or more dealers, quotes shall be determined based on the fair value of such securities, as discussed below.

- Short-term obligations (debt securities that mature in less than sixty (60) days) are generally valued at amortized cost.

- Debt securities (including convertible debt) that have more than sixty (60) days remaining until maturity or that are credit impaired for which market data is readily available will be valued on the basis of the average of the latest bid and ask price. Debt securities that mature in less than sixty (60) days and that are not credit impaired are valued at amortized cost if their original maturity was sixty (60) days or less, or by amortizing the value as of the 61st day prior to maturity if their original term to maturity exceeded sixty (60) days. For most debt securities, the Fund receives pricing information from independent pricing vendors (approved by the Board of Trustees) which use multiple valuation techniques to determine market value. In instances where sufficient market activity exists, the independent pricing vendors may utilize a market-based approach through which quotes from market makers are used to determine market value. In instances where sufficient market activity may not exist or is limited, the independent pricing vendors may also utilize proprietary valuation models which may consider market

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characteristics such as benchmark yield curves, option-adjusted spreads, credit spreads, estimated default rates, coupon rates, anticipated timing of principal repayments, underlying collateral, and other unique security features in order to estimate the relevant cash flows, which are then discounted to calculate the value. In the event valuation information is not available from third party pricing vendors for a debt security held by the Fund, such security may be valued by quotations obtained from dealers that make markets in such securities or otherwise determined based on the fair value of such securities, as discussed below. Because long-term bonds and lower-rated bonds tend to be less liquid, their values may be determined based on fair value more frequently than portfolio holdings that are more frequently traded or that have relatively higher credit ratings.

Fair Valued Securities

Securities for which market quotations are not readily available and securities for which the Fund has reason to believe the market quote should not be relied upon are valued by the Adviser in accordance with procedures approved by the Board of Trustees. Since most of the Fund's securities are traded on U.S. exchanges, the Adviser does not expect that there would be many times when a fair value determination would be required. Although market price is usually the best indicator of value, if there is very little trading in a security, the Adviser may determine that the reported market price is not an accurate reflection of the security's value and should not be relied upon. Other times when the Adviser would make a fair value determination would be when trading in a security held by the Fund is halted and not resumed prior to the end of the market close, or if exchanges were required to close before the anticipated end of the trading day. In such cases, the value for a security may be different from most recent quoted market values, which could affect NAV and result in a investor paying a higher or lower price to purchase Fund shares, and a redeeming shareholder receiving less or more than such shareholder would have received, if market quotations had been available and had been used to establish value.

PURCHASING AND SELLING SHARES OF THE FUND

Choosing a Share Class

The Fund offers two classes of shares: Investor Class shares and Institutional Class shares. Each share class represents an ownership interest in the same investment portfolio as the other class of shares of the Fund. Each class has its own expense structure.

Investor Class shares are subject to a distribution plan that, pursuant to Rule 12b-1 under the 1940 Act, permits the Fund to pay distribution fees of up to 0.25% per year to those intermediaries offering Investor Class shares (the "12b-1 Plan"). Investor Class shares are also subject to shareholder service fees of up to 0.15%. Institutional Class shares are available without a Rule 12b-1 fee to those investors eligible to purchase such shares. Institutional Class shares are subject to shareholder service fees of up to 0.05%. Neither class is subject to a sales charge or redemption fee.

When you choose your class of shares, you should consider the size of your investment and how long you plan to hold your shares. Your financial consultant or other financial intermediary can help you determine which share class is best suited to your personal financial goals. If you qualify to purchase Institutional Class shares, you should purchase them rather than the Investor Class shares because the Investor Class shares have higher expenses than the Institutional Class shares. Although each class invests in the same portfolio of securities, the returns for each class will differ because each class is subject to different expenses.

Purchasing Shares

Opening an Account

To purchase shares directly from the Fund, an investor must complete and sign an Account Application. To obtain an Account Application, or if you have any questions about the Fund or need assistance with your Account Application, please call Shareholder Services at (877) 742-8061. There are specific Account Applications required for new IRA accounts, Roth IRA accounts, and transfers of IRA accounts from other custodians. Please call Shareholder Services at (877) 742-8061 to obtain the correct Account Application.

Generally, the following information is required for each person that opens a new account: (i) account holder's name; (ii) account holder's date of birth (for individuals); (iii) account holder's residential or business street address in the U.S. (P.O. Boxes are permitted for mailing only); and (iv) Social Security number or taxpayer identification number of account holder. An investor may also be asked to present a copy of his or her driver's license, passport or other identifying document in order to verify the investor's identity. The Fund may need to verify an investor's identity by cross-referencing the identification information provided with a consumer report or other electronic database. Certain types of investors, such as trusts, corporations, associations or partnerships, may be required to furnish additional documents when they open an account. These documents may include corporate resolutions, trusts and partnership documents, trading authorizations, powers of attorney, or other documents.

The Fund will not open a new account for any investor unless it receives the minimum identifying information listed above. The Fund reserves the right to reject any application for any reason and to close an account within five business days of a request for more information about an investor if clarifying information/documentation is not received. After an account is opened, the Fund may limit an investor's ability to purchase additional shares of the Fund until the investor's identity is verified. The Fund may close an investor's account or take other appropriate action if the Fund or the Adviser is unable to verify the investor's identity within a reasonable time. If an account is closed for this reason, the shares held by such investor will be redeemed at the NAV next calculated after the account is closed.

Neither the Fund nor any of its agents will be responsible for any loss in an investor's account resulting from the investor's delay in providing all required identifying information or from closing an account and redeeming an investor's shares when an investor's identity is not verified.

Unless specified differently, accounts with two or more owners will be registered as joint tenants with rights of survivorship. To make any ownership change to a joint account, all owners must agree in writing, regardless of the law in your state.

Purchase Procedures

The minimum initial investment is $4,000 for Investor Class shares and $100,000 for Institutional Class shares, and the minimum subsequent investment amount is $100 for Investor Class Shares. There is no minimum subsequent investment amount for Institutional Class shares. Exceptions to these minimum amounts may apply for certain investors, and the minimum amounts may otherwise be waived or reduced by the Adviser. The Fund may also reduce or waive the minimum investment requirements for Institutional Class shares under certain circumstances and conditions, including, without limitation, shares purchased by officers, directors, trustees, and employees of the Trust, the Adviser and their respective affiliates.

All investments must be made in U.S. dollars and checks must be drawn on U.S. financial institutions. The Fund does not accept cash, drafts, "starter" checks, travelers checks, credit card checks, post-dated checks, cashier's checks under $10,000 or money orders. In addition, the Fund does not accept checks made payable to third parties. When shares are purchased by check, the proceeds from the redemption of those shares will not be paid until the purchase check has been converted to federal funds, which could take up to fifteen (15) calendar days from the date of purchase. If an order to purchase shares is canceled because a shareholder's check does not clear, the shareholder will be responsible for any resulting losses or other fees incurred by the Fund or the Transfer Agent in the transaction.

By sending your check to the Transfer Agent, please be aware that you are authorizing the Transfer Agent to make a one-time electronic debit from your account at the financial institution indicated on your check. Your bank account will be debited as early as the same day the Transfer Agent receives your payment in the amount of your check; no additional amount will be added to the total. The transaction will appear on your bank statement. Your original check will be destroyed once processed, and you will not receive your canceled check back. If the Transfer Agent cannot post the transaction electronically, you authorize the Transfer Agent to present an image copy of your check for payment.

Each purchase order will be effected at the NAV per share of the Fund that is next calculated after the purchase request is received in Proper Form. Purchase orders received by the Transfer

Agent or an authorized financial intermediary before the close of the NYSE on any business day will be effected at the NAV per share of the Fund determined on that day. Purchase orders received by the Transfer Agent or an authorized financial intermediary after the close of the NYSE on any business day, will be effected at the NAV per share of the Fund determined on the next business day. Purchase orders must be received in Proper Form by the Transfer Agent or an authorized financial intermediary.

A purchase order is considered to be in "Proper Form" if the request includes: (i) the name of the Fund; (ii) the amount the investor wishes to invest; (iii) the name in which the investor's account is to be registered (or, in the case of subsequent investments, the investor's account number); and (iv) payment in full of the purchase amount.

The Fund reserves the right to reject, in its sole discretion, any purchase order for any reason. In addition, the Fund reserves the right to cease offering its shares or a class thereof at any time and for any reason.

Purchases of Fund shares may be made through certain financial intermediaries that are authorized to receive purchase orders in accordance with the Fund's procedures and standards. Financial intermediaries may charge fees for facilitating the purchase of Fund shares, and purchases of Fund shares through financial intermediaries may be subject to higher investment minimums.

Initial Investment

Fund shares may be purchased by mailing a completed and signed Account Application, along with a check payable to the Fund, to the Transfer Agent at the following address: Broadmark Tactical Plus Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, Ohio 45246-0707.

Please indicate the class of shares in which you want to invest.

Purchasing Shares by Wire Transfer

Prior to sending wire transfers, please contact Shareholder Services at (877) 742-8061 for specific wiring instructions and to facilitate prompt and accurate credit upon receipt of your wire.

The Transfer Agent must have received your completed and signed Account Application with respect to your initial investment before you may wire funds for the investment. If you intend to wire funds the same day that you open your account, the Fund may, in its discretion, accept a fax copy of the Account Application, but the Transfer Agent will still require the original Account Application. After the Transfer Agent receives your completed and signed Account Application, you will be given an account number for all subsequent wire transfers. Please ensure that your bank receives this account number as part of your wiring instructions.

Wired funds must be received prior to the close of regular trading on the NYSE to be eligible for same day pricing. The Fund and its service providers are not responsible for any consequences of delays resulting from the banking or Federal Reserve wire systems, or from incomplete wiring instructions.

For more details on wiring instructions, please call (877) 742-8061. Please note that most banks charge fees when sending wires.

Adding to an Account

To make additional purchases of Fund shares, please send (i) a check, payable to the Fund and listing your Fund account number, for the additional investment amount, and (ii) a brief letter stating the name on your account and your Fund account number, to the Transfer Agent at: Broadmark Tactical Plus Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, Ohio 45246-0707.

Buying or Selling Shares Through Financial Intermediaries

You may purchase Fund shares through an authorized financial intermediary (such as a financial planner, adviser or a broker-dealer). The financial intermediary must receive the purchase or sell order before the close of trading on the NYSE any given day to effect a purchase or redemption of Fund shares on that day. The Fund will be deemed to have received an order that is in Proper Form at the time that the order is received by an authorized financial intermediary on a business day, and the order will be priced at the NAV per share that is next calculated after such receipt.

Financial intermediaries are responsible for transmitting all purchase and redemption requests, investment information, documentation and money to the Fund on a timely basis. The Fund is not responsible for ensuring that a financial intermediary carries out any of its obligations with respect to an order to purchase or redeem Fund shares. Financial intermediaries may charge additional transaction fees for their services. You should consult with the financial intermediary through whom you wish to invest for specific instructions on how to purchase or redeem shares of the Fund.

Redeeming Shares

Full and fractional shares of the Fund may be redeemed for cash at the NAV that is next determined after a completed redemption request is received in Proper Form. A redemption order is considered to be in "Proper Form" if the request includes: (i) the name of the Fund; (ii) the dollar amount or number of shares the investor wishes to redeem; (iii) the investor's account number; (iv) the investor's address; and (v) the signature of an authorized signer. The Transfer Agent may require that you provide additional documentation or information, such as corporate resolutions or powers of attorney, if applicable. In the event of any redemption from a retirement account, the Fund or the Transfer Agent will require that the appropriate distribution form be completed and that employer authorization be provided, if applicable.

Redemption requests will be effected at the NAV per share of the Fund that is next determined after the redemption request is received in Proper Form. Any redemption request received by the Transfer Agent or another authorized agent of the Fund before the close of the NYSE on any business day will be effected at the NAV per share of the Fund determined on that day. Any redemption request received by the Transfer Agent or other authorized agent of the Fund after the close of the NYSE on any business day will be effected at the NAV per share of the Fund determined on the next business day.

Redeeming Shares by Mail. To redeem shares by mail, please give instructions specifying the name of the Fund and number of shares to be redeemed to: Broadmark Tactical Plus Fund, c/o Ultimus Fund Solutions, LLC, P.O. Box 46707, Cincinnati, Ohio 45246-0707.

Your instructions must be signed by all registered owners exactly as the account is registered.

Redeeming Shares by Telephone. If the value of the shares for which you submit a redemption request is under $50,000, you may call the Transfer Agent to redeem your shares over the telephone or to inquire about redeeming shares via facsimile. The Fund is not responsible, and will not be liable, for following telephone instructions reasonably believed to be genuine. During drastic economic and market changes, telephone redemption privileges may not be available or may be difficult to implement.

Redeeming through Financial Intermediaries. You may redeem shares through certain financial intermediaries that have been authorized by the Fund to receive redemption requests in accordance with the procedures and standards described above.

Signature Guarantees

Signature guarantees may be required to help protect against fraud, to redeem corporate, partnership or fiduciary accounts, or for certain types of transfer requests or account registration changes. Signature guarantees may also be required for redemptions of shares with an aggregate value of $50,000 or more, if the payment of the proceeds of a redemption of any amount is to be sent to a person other than the shareholder of record or for any redemption request in which redemption proceeds are to be mailed to an address other than that of record. If the name(s) or the address on your account has changed within the previous fifteen (15) days of your redemption request, the request must be made in writing with your signature guaranteed, regardless of the value of the shares being redeemed. The Transfer Agent will accept signatures guaranteed by a domestic bank or trust company, broker, dealer, clearing agency, savings association or other financial institution which participates in the STAMP Medallion program sponsored by the Securities Transfer Association. Signature guarantees from financial institutions which do not participate in the STAMP Medallion program will not be accepted. A notary public cannot provide a signature guarantee. The Transfer Agent has adopted standards for accepting signature guarantees from the above institutions. Each of the Fund and the Transfer Agent reserve the right to amend these standards at any time without notice. Please contact Shareholder Services at (877) 742-8061 with any questions about obtaining a signature guarantee.

Redemption Proceeds and Payment

Payment for shares redeemed generally will be made within seven (7) calendar days after receipt of a redemption request in Proper Form. However, payment may be delayed under unusual circumstances or for any shares purchased by check for a reasonable time (not to exceed fifteen (15) days from purchase) necessary to determine that the purchase check will be honored.

The Fund may, from time to time, be requested to redeem shares for which it has not yet received good payment. If this is the case, the forwarding of proceeds may be delayed until payment has been collected for the purchase of the shares. The delay may last up to fifteen (15) calendar days. The Fund intends to forward the redemption proceeds as soon as good payment for purchase orders has been received. This delay may be avoided if shares are purchased by wire or Automated Clearing House (ACH) transfer.

The Fund reserves the right to satisfy, in whole or in part, any redemption request by making payment in portfolio securities. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the Fund's NAV per share. Shareholders receiving portfolio securities may incur brokerage costs when the securities are sold and their value may have increased or decreased prior to completion of the transaction.

Authorized financial intermediaries are responsible for the timely transmittal of redemption requests by their customers to the Transfer Agent. In order to facilitate the timely transmittal of redemption requests, such authorized financial intermediaries may set times by which they must receive redemption requests. These authorized financial intermediaries may also require additional documentation from you. If you redeem shares through a financial intermediary, you may be charged a fee by the financial intermediary.

Under unusual circumstances, redemption requests or payments may be postponed or suspended as permitted under Section 22(e) of the 1940 Act. Generally, under Section 22(e) of the 1940 Act, redemption requests or payments may be postponed or suspended if (i) the NYSE is closed for trading or trading is restricted; (ii) an emergency exists which makes the disposal of securities owned by the Fund or the fair determination of the value of the Fund's net assets not reasonably practicable; or (iii) the SEC, by order, permits the suspension of the right of redemption.

Conversion Features

If the current market value of a shareholder's Investor Class shares is at least $100,000, the shareholder may elect to convert such Investor Class shares to Institutional Class shares on the basis of relative NAVs. Upon such a conversion, the shareholder will be subject to the policies and procedures for Institutional Class shares. Converting from Investor Class shares to Institutional Class shares may not be available at certain financial intermediaries, or your financial intermediary may charge additional fees for this conversion. Because the NAV of the Institutional Class shares may be higher or lower than that of the Investor Class shares at the time of conversion, a shareholder may receive more or fewer Institutional Class shares than the number of Investor Class shares converted, even though the total dollar value will be the same.

Holders of Investor Class shares may convert their Investor Class shares for Institutional Class shares provided that they: (i) hold their shares through an institution that has a valid Institutional Class sales agreement with the Fund or the Distributor or any of their respective affiliates authorizing such a conversion; and (ii) are eligible to invest in Institutional Class shares in accordance with the criteria set forth in this prospectus. The Fund may accept or reject any conversion in its discretion. For federal income tax purposes, a conversion of Fund shares generally will not result in the recognition by the investor of a capital gain or loss. However, investors should consult their own tax or legal advisor to discuss their particular circumstances. Investor Class shareholders should contact their financial institution for information on the availability of Institutional Class shares, and should read and consider the Institutional Class shares information in the prospectus before requesting any such conversion.

If an Institutional Class share account falls below the stated investment minimum of $100,000 as a result of selling shares, the Fund reserves the right to give the shareholder 30 days' written notice to make additional investments so that the account balance is at least $100,000. In the event that additional investments are not made, the Fund may convert the shareholder's Institutional Class shares to Investor Class shares. Consequently, the account will be subject to the expenses, policies and procedures of Investor Class shares. Any such conversion will occur at the relative NAVs of the two share classes. Because the NAV of the Institutional Class shares may be higher or lower than that of the Investor Class shares at the time of conversion, the shareholder may receive more or fewer Investor Class shares than the number of Institutional Class shares that were converted, even though the total dollar value will be the same.

Small Accounts

The Fund reserves the right to redeem involuntarily any account having a value of less than $4,000 with respect to Investor Class shares and $50,000 with respect to Institutional Class shares (due to redemptions, exchanges, or transfers, and not due to market action) upon 30 days' prior written notice. If the shareholder increases the value of the account to the required minimum by the end of the notice period, the account will not be redeemed. Redemptions from retirement accounts may be subject to federal income tax. Shareholders may also be charged a fee by their broker or agent if shares are redeemed or transferred through their broker or agent.

Anti-Money Laundering Program

As noted above, the Trust has adopted the AML Program which was designed to prevent the Fund from being used for money laundering or the financing of terrorist activities. Under the AML Program, coins, currency, money orders or monetary instruments may not be accepted for the purchase of Fund shares or for the payment of other accounts receivable by the Trust. Checks will only be accepted in the amount of the requested purchase. The Anti-Money Laundering Compliance Officer is responsible for implementing and monitoring the operations and internal controls of the AML Program. Compliance officers at certain Fund service providers are also responsible for monitoring the AML Program. The AML Program is subject to the continuing oversight of the Trustees.

Policies Concerning Frequent Purchases and Redemptions

The Fund does not accommodate short-term or excessive trading, including market timing, ("Frequent Trading") that interferes with the efficient management of the Fund, significantly increases transaction costs or taxes, or may harm the Fund's performance. Frequent Trading of Fund shares may present a number of risks to other shareholders of the Fund, including dilution in the value of shares of the Fund held by long-term shareholders and increased brokerage and administration costs. The Fund could face losses as a result of having to sell portfolio securities prematurely to meet redemptions. Frequent Trading may also increase portfolio turnover which may result in increased capital gains taxes for shareholders of the Fund.

A portion of the Fund's portfolio may be allocated to investments in foreign securities. This allocation may cause the Fund to be susceptible to short-term trading strategies because foreign securities are typically traded on markets that close before the time that the Fund calculates its NAV, giving rise to the possibility that developments may have occurred in the interim that would affect the value of these securities. The time zone differences among international stock markets can allow a shareholder engaging in a short-term trading strategy to exploit differences in the prices of Fund shares that are based on closing prices of foreign securities established before the Fund calculates its own share price. The Fund's fair value pricing procedures are intended to result in adjustments to closing market prices of foreign securities that reflect what is believed to be the fair value of those securities at the time the Fund calculates its NAV. The Fund expects, but there can be no guarantee, that the use of fair value pricing and the policies and procedures described below will inhibit a shareholder's ability to engage in strategies that are detrimental to other Fund shareholders.

Because of operational systems and technological limitations, the Fund may have a limited ability to detect and curtail Frequent Trading. In addition, the Fund is currently unable to directly monitor the trading activity of beneficial owners of the Fund shares holding those shares through third-party 401(k) and other group retirement plans and other omnibus arrangements maintained by other intermediaries. Omnibus accounts allow intermediaries to aggregate their customers' investments in one account and to purchase, redeem and exchange Fund shares without the identity of a particular customer being known to the Fund. A number of these financial intermediaries may not have the capability or may not be willing to apply policies and procedures adopted by the Fund to detect and deter Frequent Trading. Although it attempts to do so, the Fund cannot assure that these policies will be enforced by such intermediaries with regard to Fund shares held through such omnibus arrangements.

The Fund has adopted policies and procedures (the "Frequent Trading Policy") with respect to Frequent Trading. Under the Frequent Trading Policy, the Fund will rely on the Chief Compliance Officer to work in conjunction with the Transfer Agent (or another Fund agent) to monitor trading patterns that may constitute abusive trading activities. The Chief Compliance Officer will make the final determination regarding whether a particular trading pattern constitutes Frequent Trading. If the Chief Compliance Officer determines that Frequent Trading has occurred, future purchases may be restricted or prohibited. However, sales of Fund shares back to the Fund or redemptions will continue as permitted by the terms disclosed in this prospectus. Pursuant to the Frequent Trading Policy, in the event that an investor has engaged in any exchange or redemption out of the Fund within 30 calendar days from the last purchase or exchange into the Fund, the Fund is authorized to block that investor from making any additional purchases in the Fund for 90 calendar days or longer. In addition, the Fund reserves the right to take other actions necessary to stop Frequent Trading, including closing an account to new purchases believed to be held by or for a market timer. The Frequent Trading Policy involves judgments that are inherently subjective. The Fund and the Chief Compliance Officer will seek to make these judgments in a manner that they believe is consistent with the interests of Fund shareholders. In applying the Frequent Trading Policy, the Chief Compliance Officer may consider, to the extent that such information is available, an investor's trading history in the Fund and the trading practices in a single account or multiple accounts under common ownership, influence or control. In the event that, pursuant to the Frequent Trading Policy, a shareholder has been identified by the Fund as engaging in prohibited frequent trading of Fund shares and the Fund intends to restrict such shareholder's ability to make future purchase transactions, the Fund will notify the shareholder in advance of taking any such restrictive action.

In addition, tThe policy will not apply if it is determined that a purchase and redemption pattern does not constitute Frequent Trading activity, such as inadvertent errors that result in frequent purchases and redemptions. Inadvertent errors shall include purchases and/or redemptions made unintentionally or by mistake (*e.g*., where an investor unintentionally or mistakenly invests in the Fund and redeems immediately after recognizing the error). The investor shall have the burden of proving to the sole satisfaction of the Fund that a frequent purchase and redemption pattern was a result of an inadvertent error. In such a case, the Fund may choose to accept further purchase and/or exchange orders from such investor account.

Compensation for Distribution and Shareholder Services

Pursuant to the 12b-1 Plan, the Fund may pay a fee to one or more persons or entities, including affiliates of the Fund, the Adviser and/or the Distributor, for rendering distribution services, and for bearing any related expenses, with respect to the Investor Class shares of the Fund. The aggregate fee amount will not exceed 0.25% of the Fund's average daily net assets attributable to its Investor Class shares. Additional information about distribution service payments is in the SAI. You should ask your financial advisor for information about any payments it may receive in connection with the Fund, any services it provides to the Fund and any fees and/or commissions it charges.

The Fund has also adopted a shareholder services plan, pursuant to which the Fund is authorized to pay third party service providers for non-distribution related services. These payments, which are calculated daily and paid monthly, may not exceed the annual rate of 0.15% with respect to Investor Class shares and 0.05% with respect to Investor Class shares.

OTHER IMPORTANT INVESTMENT INFORMATION

Dividends, Distributions and Taxes

The following information is meant as a general summary for U.S. taxpayers. Additional tax information appears in the SAI. Shareholders should rely on their own tax advisers for advice about the particular federal, state, and local tax consequences of investing in the Fund.

The Fund typically distributes its net income and capital gains one time during each calendar year, usually in December. For the convenience of investors, the Fund reinvests all income dividends and capital gains distributions in full and fractional shares of the Fund, unless the shareholder has given prior written notice to the Transfer Agent that the payment should be made in cash.

Although the Fund will not be taxed on amounts it distributes, shareholders will generally be taxed on distributions paid by the Fund, regardless of whether distributions are paid by the Fund in cash or are reinvested in additional Fund shares. Distributions may be subject to state and local taxes, as well as federal taxes.

In general, a shareholder who sells or redeems shares will realize a capital gain or loss, which will be long-term or short-term, depending upon the shareholder's holding period for the Fund shares. An exchange of shares may be treated as a sale and any gain may be subject to tax.

As with all mutual funds, the Fund may be required to withhold U.S. federal income tax for all taxable distributions payable to shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Backup withholding, currently set at 28% (but scheduled to increase to 31% on January 1, 2013), is not an additional tax; rather, it is a way in which the IRS ensures it will collect taxes otherwise due. Any amounts withheld may be credited against a shareholder's U.S. federal income tax liability.

Shareholders should consult with their own tax advisers to ensure distributions and sale of Fund shares are treated appropriately on their income tax returns.

As of January 1, 2012, federal law requires that mutual fund companies report their shareholders' cost basis, gain/loss, and holding period to the IRS on the shareholders' Consolidated Form 1099s when "covered" shares of the mutual funds are sold. Covered shares are any fund and/or dividend reinvestment plan shares acquired on or after January 1, 2012.

The Fund has chosen average cost basis as its standing (default) tax lot identification method for all shareholders, which means this is the method the Fund will use to determine which specific shares are deemed to be sold when there are multiple purchases on different dates at differing net asset values, and the entire position is not sold at one time. You may choose a method other than the Fund's standing method at the time of your purchase or upon the sale of covered shares. The cost basis method a shareholder elects may not be changed with respect to a redemption of shares after the settlement date of the redemption. Fund shareholders should consult with their tax advisors to determine the best IRS-accepted cost basis method for their tax situation and to obtain more information about how the new cost basis reporting rules apply to them.

This summary is not intended to be and should not be construed to be legal or tax advice to any current holder of the shares of the Fund. Shareholders should consult their own tax advisors to determine the tax consequences of owning Fund shares.

Electronic Delivery of Documents

Electronic copies of account statements and confirmations, prospectuses, privacy notices, and annual and semi-annual reports will be available upon request and without charge by calling (877) 742-8061. Shareholders can sign up for electronic delivery of such documents by enrolling in the Fund's electronic delivery program. To enroll, please contact the Fund at (877) 742-8061.

Codes of Ethics

The Board of Trustees has approved the Codes of Ethics ("Codes") of the Fund and the Adviser concerning the trading activities of certain personnel. The Trustees are responsible for overseeing the implementation of the Trust's Code. The Codes govern investment personnel who may have knowledge of the investment activities of the Fund. The Codes require these investment personnel to file regular reports concerning their personal securities transactions and prohibit certain activities that might result in harm to the Fund.

Identity Theft Procedures

The Board of Trustees has approved procedures designed to prevent and detect identity theft. The day-to-day responsibility for monitoring and reporting any such activities has been delegated to the Transfer Agent, subject to the oversight and supervision of the Board of Trustees.

Proxy Voting Policies and Procedures

It is the policy of the Trust ("Policy") to delegate the responsibility for voting proxies that are received with respect to securities held by the Fund to the Adviser. Pursuant to this Policy, the Adviser is responsible for voting all such proxies in accordance with the Adviser's proxy voting policies and procedures, a copy of which is included as an exhibit to the SAI, which is available upon request and without charge by calling (877) 742-8061. Information regarding how proxies related to the Fund's portfolio holdings were voted during the 12-month period ending June 30th will be available, without charge, upon request by calling (877) 742-8061, and on the SEC's website at www.sec.gov.

Disclosure of Portfolio Holdings

The Fund has established a policy with respect to the disclosure of Fund portfolio holdings. A description of this policy is provided in the SAI.

Householding

To control costs associated with mailings on behalf of the Fund, the Fund may send only one copy of a prospectus, shareholder report or other shareholder communication to each household address that it has on record for shareholders living in the same home. This process, known as "householding," does not apply to account statements, confirmations or personal tax information. If you do not wish to participate in householding, or wish to discontinue householding at any time, call (877) 742-8061. The Fund will resume separate mailings to you within 30 days of your request.

Financial Highlights

Because the Fund is newly organized, there is no financial or performance information in this prospectus. You may request a copy of the Fund's annual and semi-annual reports, once available, at no charge by calling the Fund at (877) 742-8061.

ADDITIONAL INFORMATION

Additional information about the Fund is available in the SAI, which is incorporated by reference into this prospectus. Additional information about the Fund's investments will (when available) be in the annual and semi-annual reports to shareholders. The annual reports (when available) will include a discussion of market conditions and investment strategies that significantly affected the Fund's performance during its last fiscal year.

The SAI and the annual and semi-annual reports will be available, free of charge, upon request by contacting the Fund (you may also request other information about the Fund or make shareholder inquiries) as follows:

By telephone:

(877) 742-8061

By mail:

Broadmark Tactical Plus Fund
c/o Ultimus Fund Solutions, LLC
P.O. Box 46707
Cincinnati, Ohio 45246-0707

Information about the Fund (including the SAI) can also be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information concerning the operation of the Public Reference Room may be obtained by calling the SEC at 1.202.551.8090. Reports and other information about the Fund are or will be available on the EDGAR Database on the SEC's website (www.sec.gov). Copies of this information can be obtained, after paying a duplicating fee, by electronic request (publicinfo@sec.gov), or by writing the SEC's Public Reference Section, Washington, DC 20549-1520.

Investment Company Act file number 811-22769

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